Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Gaucho Group Holdings, Inc. on Amendment No. 1 to Form S-1 (File No. 333-271761) of our report dated April 17, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Gaucho Group Holdings, Inc. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, appearing in the Annual Report on Form 10-K of Gaucho Group Holdings, Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

May 22, 2023